Exhibit 99.1

Sinovac to Delay Filing of 2017 Annual Report on Form 20-F Following Actions Taken by the Minority Shareholder of Sinovac Beijing

BEIJING, April 27, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac" or the "Company"), a leading provider of biopharmaceutical products in China, today announced that it will delay the filing of its annual report on Form 20-F for the year 2017 (the “2017 Annual Report”). The delay is the result of actions taken by Aihua Pan, the Chairman of the Board of the Company’s 73.09% controlled China subsidiary, Sinovac Biotech Co., Ltd. ("Sinovac Beijing"). Mr. Pan was appointed Chairman of the Board by Sinobioway Biomedicine Co., Ltd. (“Sinobioway”), the minority shareholder of Sinovac Beijing.

As previously announced, on April 17, 2018, Aihua Pan and dozens of unnamed individuals forcibly entered Sinovac Beijing’s corporate offices and limited the physical movement of the employees in Sinovac Beijing’s general manager’s office and finance department. This was in an attempt to take control of Sinovac Beijing’s official seal, legal documents, accounting seal, financial documents and financial information systems. One of our buildings where the finance department is located is occupied and employees of Sinovac Beijing are not permitted to enter.

The occupation of the finance department of Sinovac Beijing has caused disruption to the Company’s 2017 annual audit, which will delay the filing of the Company’s 2017 Annual Report. The Company will file the Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission to provide the formal notification of the delay. The Company is working diligently with its auditor to file the 2017 Annual Report as soon as practicable.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America.  For more information, please visit the Company's website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Contacts:

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

ir@sinovac.com

Media

ICR Inc.

United States

Phil Denning

Tel: 1-646-277-1258

Phil.denning@icrinc.com

China

Edmond Lococo

Tel: +86-10-6583-7510

Edmond.Lococo@icrinc.com

Investors:

ICR Inc.

Bill Zima

Tel: +1-203-682-8233

Email: william.zima@icrinc.com